November 15, 2024

Xin (Adam) He
Chief Executive Officer
Professional Diversity Network, Inc.
55 E. Monroe Street, Suite 2120
Chicago, Illinois 60603

       Re: Professional Diversity Network, Inc.
           Registration Statement on Form S-3
           Filed October 25, 2024
           File No. 333-282831
Dear Xin (Adam) He:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Incorporation of Certain Information by Reference, page 2

1. Please update this section to incorporate by reference your Form 10-Q filed on
       November 14, 2024. For guidance, refer to Question 123.05 of the
Securities
       Act Forms Compliance and Disclosure Interpretations.
Cover Page - Common Stock Purchase Agreement, page S-i

2. You disclose on the cover page that you are offering up to a maximum aggregate price of $2,171,758 of your common stock that may be issued under your purchase agreement with Tumim Stone Capital LLC. Please revise to disclose the volume of securities you are offering rather than the dollar amount. Refer to Item 501(b)(2) of
       Regulation S-K. Please make a similar revision to the legality opinion filed as Exhibit
       5.1.
 November 15, 2024
Page 2

3. We note that you are relying on Instruction I.B.6 of Form S-3 to register the offer and sale to Tumim Stone pursuant to a common stock purchase agreement. Please confirm that the amount of securities issuable under the equity line agreement will represent no more than one-third of the company's public float at the time of execution of the equity line agreement dated June 30, 2023. We note that the company filed a prospectus supplement on June 30, 2023 relating to the shares to be sold to Tumim
       Stone. Please disclose the remaining available capacity under your stock purchase agreement. Refer to Securities Act Forms Compliance and Disclosure Interpretations
       116.21.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Charles Wu